Exhibit 99.1

FAULKNER 1 PLANT PRODUCTION INCREASES TO 30 MW (NET); WELL 55-15 INTERSECTS TARGETED INJECTION ZONE

VANCOUVER, B.C. (December 23, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to announce increased production from NGP’s flagship Faulkner 1 power plant and positive interim results from its current drilling program designed to further optimize plant output.

Faulkner 1 output has been increased 3 MW to 30.5 MW (net). To allow for increased brine production and plant output, NGP constructed a pipeline and is injecting 500 gallons per minute (gpm) of spent geothermal brine from the plant into existing Well 44-14. Converting the unutilized well for injection was achieved at a cost of less than US$150,000.

Well 55-15, planned as an injection well north of the existing injection field, was spudded on November 20, 2009 and has encountered a highly permeable “upper” injection zone between 4800 and 5400 feet depth. Based on testing with the well completed to 5962 feet depth, independent reservoir consultant GeothermEx, Inc. estimates that the injection capacity of the upper zone is 2250 gpm at the wellfield injection pressure. Temperatures measured at the bottom of the well below the permeable zone show a positive thermal gradient with a maximum recorded temperature of 395°F (202°C), suggesting the possibility of hotter permeable zones at greater depth. Drilling at 55-15 has been resumed in the anticipation of intersecting additional injection zones.

NGP is concurrently drilling a moderate-diameter injection test well (58-11) northeast of the current production field. Additional wells are planned in the current program, funded out of a recent $57.9 million grant from the U.S. Department of the Treasury.

“NGP is very pleased to have achieved a new benchmark level of production of over 30 MW (net) of clean renewable power from our showcase geothermal power plant,” said Brian Fairbank, President & CEO. “Interim drilling results forecasting new deep injection capability at Well 55-15 will lead to significantly increased power production and bring us closer to our ultimate goal of 47 MW (net) for the Faulkner 1 plant.”

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

NGP’s phase 1 development at Blue Mountain ‘Faulkner 1’ geothermal power plant is

Generating Revenue and the Power is On!

Nevada Geothermal Power Inc.	Investor Inquiries:
Brian D. Fairbank, P. Eng.	Paul Mitchell
President & CEO	Nevada Geothermal Power Inc.
www.nevadageothermal.com	Telephone: 604-688-1553 X118
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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